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                                                    UNITED STATES
                                                                                                        OMB APPROVAL
                                         SECURITIES AND EXCHANGE COMMISSION                   OMB Number:      3235-0058
                                               Washington, D.C. 20549                         Expires:  June 30, 1994
                                                                                              Estimated average burden
                                                                                              hours per response  . . . .  2.50

                                                     FORM 12B-25                              SEC FILE NUMBER
                                             NOTIFICATION OF LATE FILING                                  0-3997
                                                                                                        CUSIP NUMBER
(Check One): /X/  Form 10-K / /  Form 20-F / /  Form 11-K / /  Form 10-Q / /  Form N-SAR                373748 10 2

                     For Period Ended:       May 31, 1994
                                       ------------------------
                     / / Transition Report on Form 10-K
                     / / Transition Report on Form 20-F
                     / / Transition Report on Form 11-K
                     / / Transition Report on Form 11-K
                     / / Transition Report on Form 10-Q
                     / / Transition Report on Form N-SAR
                     For the Transition Period Ended: _______________________________________________
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            Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
               -------------------------------------------------

  If this notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- ------------------------------------------------------
PART I - REGISTRANT INFORMATION
- -------------------------------------------------------
Full Name of Registrant
Geriatric & Medical Companies, Inc.
- -------------------------------------------------------
Former Name if Applicable
Geriatric & Medical Centers, Inc.
- -------------------------------------------------------
Address of Principal Executive Office (Street and Number)
5601 Chestnut Street
- -------------------------------------------------------
City, State and Zip Code         Philadelphia, Pennsylvania 19139

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate.)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

/X/    (b)       The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or From N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date:
                 and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     See Attached                             (Attach Extra Sheets if Needed)
                                                              SEC 1344 (6/93)


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      James J. O'Malley                215                     748-8852
      -------------------        -----------------       ---------------------
            (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 3 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                              Yes /X/   No / /

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              Yes /X/   No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   See Note
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                      Geriatric & Medical Companies, Inc.
                -----------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


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Date:        August 30, 1994          By:
      ------------------------------      ------------------------------------
                                          James J. O'Malley - Vice President and
                                          Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240 12b-25) of the
    General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
    0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                      GERIATRIC & MEDICAL COMPANIES, INC.
                           ATTACHMENT TO FORM 12b-25
                        FOR THE YEAR ENDED MAY 31, 1994



PART III - NARRATIVE


     The Company is filing its Form 10-K for the year ended May 31, 1994 late as a result of attempting to resolve certain open accounting issues, principally related to estimating reserves for its accounts receivable.



PART IV (ITEM 3) - OTHER INFORMATION



     Operating revenues for the year ended May 31, 1994 are anticipated to be comparable with 1993. Net Income and Earnings per common share can not be estimated pending resolution of items described in Part III.